Filed pursuant to Rule 433 of the Securities Act of 1933 Issuer Free Writing Prospectus dated June 28, 2023 Relating to Preliminary Prospectus dated June 7, 2023 Registration Statement File No. 333-270700 Pioneering Neurostimulation to Recover Critical Body Function COMPANY OVERVIEW June 2023

Forward-Looking Statements This presentation contains forward-looking statements concerning Cortigent, Inc. (“Cortigent,” the “Company,” “we,” “us,” and “our”). Forward-looking statements include information concerning possible or assumed future results of operations and other information relating to the Company. Forward-looking statements include statements containing the words such as "anticipates," "believes," "hopes," "estimates," "looks," "expects," "plans," "intends," "goal," "potential," “propose”, "may,“ ”might”, "suggest," and similar expressions. Any statements in this presentation that are not based on historical fact are forward-looking statements and represent our commercially reasonable judgment as to what may occur in the future. Among other factors that could cause actual results to differ materially from those expressed in forward-looking statements are Cortigent’s need for, and the availability of, adequate capital in the future to fund operations and research and development. Cortigent’s medical device systems may not successfully complete clinical testing or be granted regulatory approval to be sold and marketed in the United States or elsewhere. Cortigent cannot guarantee the effectiveness of its patents or Breakthrough Device designations. You should carefully read the factors described in “Risk Factors” section of the Registration Statement to better understand the risks and uncertainties inherent in our business and medical device industry and underlying any forward-looking statements. In addition to the risks described above and in Cortigent’s filings with the Commission, other unknown or unpredictable factors also could affect Cortigent’s results. No forward-looking statements can be guaranteed, and future results, levels of activity, performance, or events and circumstances may differ materially from such statements. You should not rely on any forward-looking statements as predictions of future events. Cortigent undertakes no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by applicable law or regulation. 2

Free Writing Prospectus Statement This presentation highlights basic information about us, our products, and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement with the SEC (File No. 333-270700) including a preliminary prospectus dated June 7, 2023, for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement together with other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity LLC, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com. We obtained industry, market and competitive position data in this presentation from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. While we believe that the statistical data, market data and other industry data and forecasts are reliable we have not independently verified the data. This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering is only being made by means of a prospectus pursuant to a registration statement that is filed with the SEC after such registration statement becomes effective. 3

Offering Summary Issuer: Cortigent, Inc. Proposed Listing Symbol: Nasdaq: CRGT Securities Issued: Common Stock Shares Offered: 1,500,000 Shares (plus 15% Over-allotment Option) Expected Price: $10.00 per Share Expected Offering Size: $15,000,000 Primarily to: Manufacture and assemble new devices for use in the Orion and stroke recovery systems clinical trials Use of Proceeds: Plan and prepare for an Orion pivotal study Plan and prepare for a stroke recovery system Early Feasibility Study Repay amounts owed to our parent Vivani Increase working capital Sole Book-Runner: ThinkEquity 4

Pioneering Neurostimulation to Recover Critical Body Function

Argus II: World's first FDA approved device to provide artificial vision[1]

ARTIFICIAL VISION

Launched Argus II System in US in 2013[1]

Next generation system (Orion) in clinical study[2]

- FDA Breakthrough device designation

STROKE RECOVERY

Developing new system to improve hand/arm movement in paralysis due to stroke[2]

- Leverages our core neurostimulation technology

LEADERSHIP & IP

- **Experienced leadership and R&D teams**
- **Extensive US & EU intellectual property estate**

[1] *Remains FDA approved under a Humanitarian Device Exemption. Argus II was indicated to treat a rare form of blindness. We discontinued sales in 2019 to refocus our Argus II technology on developing Orion, designed for use by a much larger population of blind people.*

[2] *The Orion and stroke recovery systems are investigational devices that require FDA approval. We believe our 20-year history in developing neurostimulation for artificial vision with the Argus II system positions us well for expanded neurostimulation applications such as Orion and the stroke recovery system. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.*

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Accomplished Leadership Team

Executive Management:

Jonathan Adams, MBA, *Chief Executive Officer*

- 30+ years of experience in medical products including technology commercialization, financial management, marketing, sales, and developing and launching new drugs and medical devices
- Founded BioVie Inc. and up-listed the company to Nasdaq (ticker: "BIVI") in 2020

Ed Sedo, CPA, *Chief Financial Officer*

- 30+ years of experience in financial accounting and reporting
- Formerly Controller for Vivani Medical, Inc. (Cortigent's parent company) and other publicly traded companies

Executive Consultants:

John Bowers, *Consultant*

- Former CEO, Northstar Neuroscience, Inc.
- Former CCO, Verathon Medical and SVP SonoSite
- Commercialized surgical, cardiovascular, and other medical devices

Jerry Culp, *Consultant*

- Former VP of Global Development for Stryker and GM, Incubator of Medical Technology (IMT) business unit (retired after 31 years)
- Managed the development of multiple new product platforms generating billions of dollars in revenues

Don Dwyer, MBA, *Consulting Chief Business Officer*

- *Vivani Chief Business Officer*
- 40+ years of experience in biopharma including business development, product commercialization, brand management

Truc Le, MBA, *Consulting Chief Operations officer*

- *Vivani Chief Operations Officer*
- 35+ years of experience in Manufacturing, quality control, operations for biopharma & medical devices

Engineering Leadership:

Uday Patel PhD, *Lead Neuroscientist*

- **15 years** at Second Sight/Vivani/Cortigent
- Deep experience in complex neurological and ophthalmological devices
- PhD from UCLA in neuroscience/ neuroengineering

Jerry Ok, *Lead Mechanical Engineering*

- **23 years** at Second Sight/Vivani/Cortigent
- Extensive hardware engineering experience with Class III devices
- MS from UCLA in mechanical engineering & MEMS

David Marsh, *Lead Software Engineering*

- **18 years** at Second Sight/Vivani/Cortigent
- 30+ years of software development experience with Class III medical devices
- Brigham Young – computer technology

Proyag Datta, *Director Implant Engineering*

- **10 years** at Second Sight/Vivani/Cortigent
- Deep experience in developing implantable devices
- PhD from Karlsruhe Institute in mechanical engineering

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Cortigent: At the Forefront of the Machine-to-Human Interface To address critical Leveraging advances in: unmet medical needs: Neuroscience understanding TARGETED Artificial vision for the blind Electronics miniaturization NEURO- STIMULATION Motor skills recovery in Data processing capabilities SYSTEMS paralysis due to stroke Wireless technology Other future applications 7

Argus II Artificial Vision System FDA approved in 2013 to treat blindness due to retinitis pigmentosa1 Nearly 400 patients implanted in US and Europe Attractive CMS reimbursement (~$150,000) Many patients reported high satisfaction2 Highly reliable (in some patients >15 years) Developed expertise in: Micro-electro-mechanical system (MEMS) Implant engineering, packaging, manufacturing Software engineering Patient vision therapy and phosphene mapping Discontinued because profound blindness due to RP is very rare 1 Authorized by the FDA under a Humanitarian Device Exemption. 2 Based on reports by patients to their clinicians. 8

Developing the Orion Artificial Vision System Designed to treat nearly all forms of profound blindness1 FDA Breakthrough Device designation Planning pivotal trial based on Early Feasibility Study results2 Total addressable US market estimated at 82,000+ profoundly blind Americans3 Potential $4 billion market size4 1 Blindness due to glaucoma, diabetic retinopathy, eye trauma, optic nerve damage, retinitis pigmentosa. 2 Based on 5 of 6 subjects eligible for assessment at 36 months. One patient experienced a serious adverse event that resolved safely; 5 of 5 performed significantly better on square localization and direction of motion and 2 of 5 had measurable improvement in visual acuity. 3 Company-sponsored US market study by Fletcher Spaght, Inc. 4 Internal company estimate. 9

Orion Early Feasibility Study Results Encouraging Study Results in 5 of 6 subjects1 Safety profile and reliability: Only one serious adverse event (SAE) that resolved safely No patients have experienced SAE’s since 2018 Efficacy Measure Results (Turned on vs. off) Square localization 5/5 performed significantly better Direction of motion 5/5 performed significantly better Grating visual acuity 2/5 had measurable acuity FLORA daily task 4/4 completions had positive or functionality mildly positive results assessment2 1 Study began in 2017. One patient chose to have the device explanted prior to 36 months due to an unrelated medical reason. Two other subjects chose to be explanted post-36 months unrelated to the device or surgery. 2 FLORA is the Functional Low-Vision Observer Rated Assessment of select activities of daily living. 10

Next Application: Motion Recovery After Stroke[1]

Our electrode array will be placed on the cortex (surface) of the brain to deliver neurostimulation

- **Clinical goal: Improve recovery of hand/arm movement with rehabilitation therapy after stroke**
  - Accelerate the recovery process
  - Achieve a higher level of function
- Stroke is common and costly in the US:
  - 7.6 million victims living; 610,000 annual strokes
  - Estimated stroke-related medical costs: $35 billion[2]
  - Estimated 195,000 annual patients based on 80% survival and 40% with hemiparesis[3]
  - **Estimated ~$6 billion US addressable market size[4]**


Electrodes
Electrode Array
Electronics Package
Cable
Antenna Coil
Subdural Portion
Portion of Implant on Skull Surface

[1] The stroke recovery system is an investigational device. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products.
[2] Girotra et al. 2019
[3] Tsao et al. AHA Heart Disease and Stroke Statistics 2022; Gresham et al. 1995
[4] Internal company estimate.

Cortigent

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Neurostimulation for Stroke Recovery A different company using a different device explored this therapeutic concept Northstar’s Renova ST Cortical Stimulation System developed in early 2000s 6 electrodes with 1 independent channel (our array has 60 independent electrode channels) Completed Ph1 & Ph2 studies in combined 32 patients Phase 3 study failed to meet 4-week primary efficacy endpoint, however demonstrated benefit at 6 months1 Evidence that study design change impacted results2 Former Northstar CEO serves as our consultant 1 Epidural Electrical Stimulation for Stroke Rehabilitation: Results of the Prospective, Multicenter, Randomized, Single-Blinded Everest Trial; Neurorehabilitation and Neural Repair 1 13 2 Based on review of clinical publications and interviews with two former Northstar employees. 12

Target Timelines1 and Estimated US Market Sizes2 Estimated US Total Addressable Market Size (TAM): Billion Billion 1 Subject to adequate financing including proceeds of current offering and future financings. Potential future applications of our core technology that we may explore are not included. The Orion and stroke recovery systems are investigational devices. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products. 2 Orion TAM assumes our marketing programs eventually reach 1/3 of profoundly blind Americans due to challenges in reaching this patient population. Stroke Recovery System TAM based on 610,000 annual US strokes with 80% survival and 40% suffering long-term moderate-to-severe motor impairment. Internal company estimates.

Current Focus Areas of the Brain Cortex We place our electrode array devices on the visual cortex and the motor cortex primary motor area primary visual area 14

Extensive intellectual property estate1 Committed to protecting our proprietary technologies Patents and filings covering neurostimulation techniques and implant longevity Core technology used for both artificial vision and stroke recovery US: 253 issued patents, 8 pending applications Europe: 35 issued patents, 11 pending applications Recent patent filing made for stroke recovery application Design patents & filings US: 7 issued design patents Europe: 6 issued design registrations 1 As of December 2022. 15

Competitive Landscape: An Emerging Field

We believe that Orion is the only cortical implant for artificial vision tested in multiple patients
Relatively few companies pursuing targeted cortical stimulation

Electrical Stimulation Companies and Focus Areas (examples)[1]

CORTICAL STIMULATION (Targeting neuron bundles)	• **Cortigent** – artificial vision and stroke motor skills recovery • **Neuralink** – artificial vision? *(backed by Musk/Alphabet)* • **Neuropace** – epilepsy sensing/stim device (approved)
CORTICAL SENSING (Brain computer interface – BCI)	• **Cortigent** – currently not pursuing neurosensing • **Neuralink** – brain implants for paralysis (also **Paradromics, Precision Neuroscience**) • **Synchron** – endovascular implant for paralysis *(backed by Gates/Bezos)*
DEEP BRAIN STIMULATION (DBS)	• **Medtronic, Abbott, Aleva, others** – approved for Parkinson's, epilepsy, tremor, etc. • **Enspire** – for stroke/motor skills recovery
VAGUS NERVE SIMULATION (VNS)	• **MicroTransponder** – stroke motor skills recovery (approved) • **LivaNova** – epilepsy (approved) • **SetPoint Medical** – rheumatoid arthritis & Crohn's
SPINAL CORD STIMLATION (SCS)	• **Medtronic, Abbott, others** – approved for chronic pain
EYE IMPLANTS	• **Pixium Vision** (France), **Nano Retina** (Israel), **Science Corp., Bionic Vision Technologies** (Australia), others


Deep Brain
Cortex: Targeted Neurostimulation
Eye or Retina
Endovascular
Vagus Nerve
Spinal Cord

[1] *Table excludes transcranial devices.*

Cortigent

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Manufacturing and Sales Planning1,2 We plan to outsource manufacturing to US-based CMOs who specialize in electrode arrays and Class III medical device systems New Orion devices expected mid-2024 to commence verification & validation 2023/2024: Build company leadership in targeted neurostimulation Publications, attendance at major medical meetings, press releases Work with key opinion leaders (KOLs) 2025/2026: Prepare for the Orion launch Build relationships with communities of blind people Create launch campaign materials and build salesforce Early 2027: Target for launching the Orion® System 1 Subject to adequate financing including proceeds of current offering and future financings. Potential future applications of our core technology that we may explore are not included. 2 The Orion and stroke recovery systems are investigational devices requiring FDA approval. No assurance can be made that clinical trials will demonstrate safety and efficacy or will lead to commercial products. 17

Investment Highlights Successfully navigated technical, regulatory, and reimbursement hurdles with Argus II Next generation system, Orion, recently completed 5-year Early Feasibility Study and has FDA Breakthrough designation Leveraging core neurostimulation technology to develop new system for recovery of motor skills after stroke Targeting an estimated $10 billion total addressable US market size Accomplished management team and directors R&D team has proven capabilities Extensive US and EU patent estate A technology leader in an emerging field generating high investor interest 18

Pioneering Neurostimulation to Recover Critical Body Function THANK YOU QUESTIONS?